Sun Pharmaceutical Industries Ltd.
SUN HOUSE, CTS No. 201 B/1,
Western Express Highway, Goregaon (E),
Mumbai 400063, India
Tel.: (91-22)  4324 4324 Fax.: (91-22) 4324 4343
CIN: L24230GJ1993PLC019050
www.sunpharma.com

FOR IMMEDIATE RELEASE

Sun Pharma to acquire InSite Vision
Strengthens branded ophthalmic portfolio in U.S.

Mumbai, September 15, 2015: Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715, Sun Pharma) today announced that one of its subsidiary has entered into an agreement and plan of merger with InSite Vision Inc. (InSite Vision) under which a Sun Pharma subsidiary has offered to acquire InSite Vision. InSite Vision focuses on developing new specialty ophthalmic products, including three late stage programs. Sun Pharma is in the process of establishing a branded ophthalmic business in the US. This proposed acquisition of InSite Vision, coupled with the recent in-licensing of Xelpros™ (Latanoprost BAK-free eye drops) in June 2015, are steps in this direction. These deals give Sun Pharma access to four late stage branded ophthalmic products in the US.

InSite Vision has developed the DuraSite® and DuraSite2® drug delivery platforms which are capable of extending the duration of drug retention, thus resulting in lower dosing frequency, and potentially enhanced efficacy. Based on this technology, InSite Vision has developed a pipeline of late-stage clinical candidates, and has recently filed a New Drug Application (NDA) with the US FDA for BromSite™ (0.075% bromfenac) for the treatment of inflammation and prevention of pain associated with cataract surgery. It plans to file another NDA in 2017 for DexaSite™ (0.1% dexamethasone) for the treatment of non-bacterial blepharitis, a common ocular condition for which there is no approved product currently available. It’s AzaSite Plus™ is currently in Phase-3 clinical development for the treatment of eye infections, and ISV-101 is in Phase 1/2 clinical development for dry-eye disease and inflammation.

InSite Vision also has two commercialized products based on its innovative DuraSite® platform approved for the treatment of bacterial eye infections, AzaSite®(azithromycin ophthalmic solution) 1%, and Besivance® (besifloxacin ophthalmic suspension) 0.6%, marketed by respective partners.

Commenting on the deal, Jerry St. Peter, Vice President & Head of Sun Pharma’s U.S. Ophthalmic Business said “The potential addition of the InSite Vision portfolio serves as a significant step towards enhancing our branded specialty pipeline in the Ophthalmic segment. InSite Vision will bring with it a pipeline of three late-stage clinical candidates, validated drug delivery technology and a track record of achieving US FDA approval for ophthalmic products.”

Kal Sundaram, CEO of Sun Pharma’s North American Business said “This potential acquisition is a part of our overall objective of transitioning to a specialty company. Besides Dermatology, we have identified Ophthalmics as one of the key segments for establishing our branded presence in the U.S.”

Under the terms of the agreement and plan of merger, an indirect wholly owned subsidiary of Sun Pharma will commence a tender offer for all of the issued and outstanding common stock of InSite Vision at a price of US$0.35 per share in cash, a 30% premium to the implied price per share under the terminated ‘Amended and Restated Agreement and Plan of Merger’ between InSite Vision and a competing bidder for InSite Vision’s common stock based on the stock price of the competing bidder as of September 11, 2015. The transaction has a total equity value of approximately US$48 million on fully diluted basis plus related debt and other transaction costs assuming all shares of InSite Vision are tendered in the offer. The transaction has been approved by the board of directors of the Sun Pharma subsidiary. InSite Vision’s board of directors has also approved the transaction and unanimously recommended that its stockholders tender their shares pursuant to the tender offer.

Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
Corporate Office : SUN HOUSE, CTS No. 201 B/1, Western Express Highway, Goregaon (E), Mumbai 400063, India.

Sun Pharmaceutical Industries Ltd.
SUN HOUSE, CTS No. 201 B/1,
Western Express Highway, Goregaon (E),
Mumbai 400063, India
Tel.: (91-22) 4324 4324 Fax.: (91-22) 4324 4343
CIN: L24230GJ1993PLC019050
www.sunpharma.com

For the 6 month period ended June 30, 2015, InSite Vision recorded revenues of US$ 3.8 million, an EBITDA loss of US$ 6.4 million and a net loss of US$ 7.5 million.

The acquisition is subject to InSite Vision’s stockholders tendering at least a majority of InSite Vision’s outstanding shares (determined on a fully diluted basis), or, alternatively, InSite Vision stockholders representing a majority of the outstanding shares of InSite Vision’s common stock voting to approve the transaction as required by applicable law, in addition to other customary closing conditions. The acquisition is expected to close in the fourth quarter of 2015.

About Sun Pharmaceutical Industries Ltd. (CIN - L24230GJ1993PLC019050):

Sun Pharma is the world’s fifth largest specialty generic pharmaceutical company and India’s top pharmaceutical company. A vertically integrated business, economies of scale and an extremely skilled team enable us to deliver quality products in a timely manner at affordable prices. It provides high-quality, affordable medicines trusted by customers and patients in over 150 countries across the world. Sun Pharma’s global presence is supported by 48 manufacturing facilities spread across 5 continents, R&D centres across the globe and a multi-cultural workforce comprising over 50 nationalities. The consolidated revenues for 12 months ending March 2015 are approximately US$ 4.5 billion, of which US contributes US$ 2.2 billion. In India, the company enjoys leadership across 13 different classes of doctors with 30 brands featuring amongst top 300 pharmaceutical brands in India. Its footprint across emerging markets covers over 100 markets and 6 markets in Western Europe. Its Global Consumer Healthcare business is ranked amongst Top 10 across 4 global markets. Its API business footprint is strengthened through 12 world class API manufacturing facilities across the globe. Sun Pharma fosters excellence through innovation supported by strong R&D capabilities comprising about 2,000 scientists and R&D investments of over 7% of annual revenues. For further information please visit www.sunpharma.com

Contacts

Nimish Desai		Frederick Castro
Tel	+91 22 4324 4324, Xtn 2778	Tel	+91 22 4324 4324, Xtn 2777
Tel Direct	+91 22 4324 2778	Tel Direct	+91 22 4324 2777
Mobile	+91-98203 30182	Mobile	+91 99206 65176
E mail	nimish.desai@sunpharma.com	E mail	frederick.castro@sunpharma.com

Additional Information About the Tender Offer

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of InSite Vision common stock described in this press release has not commenced. At the time the tender offer is commenced, Sun Pharma will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the Securities and Exchange Commission (the “SEC”) and InSite Vision will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed by, or caused to be filed by, Sun Pharma with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

Registered Office : SPARC, Tandalja, Vadodara – 390 020. India
Corporate Office : SUN HOUSE, CTS No. 201 B/1, Western Express Highway, Goregaon (E), Mumbai 400063, India.